UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2016

WCI Communities, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36023	27-0472098
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

24301 Walden Center Drive Bonita Springs, Florida	34134
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (239) 947-2600

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On September 22, 2016, WCI Communities, Inc., a Delaware corporation (the “Company”), Lennar Corporation, a Delaware corporation (“Parent”), Marlin Blue LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“LLC Sub”), and Marlin Green Corp., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Corporate Sub” and, together with LLC Sub, “Merger Subs”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).

The Merger Agreement provides, subject to the terms and conditions set forth therein, that Corporate Sub will be merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a direct, wholly owned subsidiary of Parent (the “Initial Surviving Entity”), and that immediately thereafter, subject to certain conditions, the Initial Surviving Entity will be merged with and into LLC Sub (the “Subsequent Merger” and, together or in seriatim with the Initial Merger, as appropriate, the “Mergers”), with LLC Sub surviving the Subsequent Merger as a direct, wholly owned subsidiary of Parent. At the effective time of the Initial Merger (the “First Effective Time”), each share of common stock of the Company outstanding immediately prior to the First Effective Time (other than (i) shares owned by the Company, Parent or Merger Subs and (ii) shares held by stockholders of the Company who demand appraisal rights in accordance with, and otherwise comply with, Section 262 of the General Corporation Law of the State of Delaware) will be automatically converted into the right to receive (a) $11.75 in cash, plus (b) a fraction of a share of Parent Class A Common Stock (“Parent Common Stock”) with a value of $11.75 based on the average volume weighted average price of Parent Common Stock on the New York Stock Exchange (the “NYSE”) over each of the ten trading days immediately preceding the closing of the Initial Merger (collectively, the “Merger Consideration”). Under the terms of the Merger Agreement and subject to certain restrictions, Parent may elect to pay a greater proportion, and up to all (in the amount of $23.50), of the Merger Consideration in cash.

Parent Common Stock to be issued in the Initial Merger, if any, will be listed on the NYSE. No fractional shares of Parent Common Stock will be issued in the Initial Merger, and holders of shares of the Company common stock will receive cash in lieu of any such fractional shares. Each equity award will, upon completion of the Initial Merger and with certain limited exceptions, become, or be terminated immediately prior to the First Effective Time in exchange for, a right to receive at the First Effective Time no less than $23.50 in cash per share underlying such equity award.

The Board of Directors of the Company (the “Board”) has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Mergers, and agreed to recommend that the Company’s stockholders vote in favor of adopting the Merger Agreement, subject to certain exceptions. The closing of the Mergers is subject to the approval of the Merger Agreement by the affirmative vote of at least a majority of the outstanding shares of common stock of the Company entitled to vote thereon (the “Company Stockholder Approval”). The closing of the Mergers is also subject to various customary conditions, including the absence of any governmental order prohibiting the consummation of the transactions contemplated by the Merger Agreement, the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality qualifications), compliance with the covenants and agreements in the Merger Agreement in all material respects and, except in the event the merger consideration is comprised entirely of cash, the effectiveness of certain filings with the Securities and Exchange Commission (the “SEC”), the NYSE’s approval of the shares of Parent for listing and receipt of an opinion from legal counsel regarding the intended tax treatment of the Merger.

The Company has made customary representations, warranties and covenants in the Merger Agreement, including covenants (1) to use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Initial Merger, (2) not to engage in specified types of transactions during this period unless agreed to in writing by Parent and (3) to convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval.

The Merger Agreement contains a “go shop” provision that, in general, allows the Company to initiate, solicit, encourage and engage in discussions or negotiations with respect to acquisition proposals for a 35 day period ending on October 26, 2016. In addition, the Merger Agreement contains a customary “no shop” provision that, in general, restricts the Company’s ability to solicit acquisition proposals from third parties and to provide non-public information to and engage in discussions or negotiations with third parties regarding acquisition proposals after the “go shop” period. The “no shop” provision is subject to a customary “fiduciary out” provision that allows the Company, under certain circumstances and in compliance with certain obligations, to provide non-public information and engage in discussions and negotiations with respect to an acquisition proposal that would reasonably be expected to lead to a superior proposal under the terms of the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Company and Parent, including the right of the Company to terminate the Merger Agreement to accept a superior proposal after complying with certain requirements. In addition, either party may terminate the Merger Agreement if the Mergers are not consummated on or before the date that is six months after the date of the Merger Agreement (which may be extended by a total of twelve months in certain circumstances specified in the Merger Agreement). The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances, including with respect to the Company’s termination of the Merger Agreement in connection with a superior proposal made by a party after the “go shop” period, the Company will be required to pay Parent a termination fee of $22.5 million. If the Merger Agreement is terminated in connection with the Company entering into an alternative acquisition agreement in respect of a superior proposal initially made prior to the end of the “go shop” period, the termination fee payable by the Company to Parent will be $11.25 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated into this report by reference in its entirety.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Retention and Transaction Bonuses

Each of Messrs. Bass, Devendorf and Ivin have entered into a letter agreement with the Company in connection with the Mergers. Pursuant to the letter agreements, each of Messrs. Bass, Devendorf and Ivin will be eligible to receive a retention bonus in an amount equal to $930,000, $506,250 and $412,500, respectively, payable by the Company in lump sum on the first payroll date following the earlier of (i) the 120th day following the closing of the Initial Merger and (ii) the date of termination of employment by the Company other than for cause, by the applicable executive for good reason or due to death or disability, in each case, subject to continued employment through such date. Further, each of Messrs. Bass, Devendorf and Ivin has waived his rights to any pro-rated bonus in connection with any termination of employment on or following the closing of the Initial Merger.

Pursuant to Mr. Bass’ letter agreement, in addition to his retention bonus, Mr. Bass will be eligible to receive a transaction bonus of up to $3,220,000, payable in lump sum on the closing of the Mergers, subject to his continued employment. The transaction bonus is intended to constitute a make-whole payment to Mr. Bass, who is expected to be impacted by Sections 280G and Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”). In approving the transaction bonus, the Company took into account the significant value delivered by Mr. Bass to Company’s shareholders and the disproportionate effect of Section 280G and 4999 of the Code on him.

Employee LTIP and Equity Awards

The Company has amended the WCI Communities, Inc. Amended and Restated 2013 Long Term Incentive Plan (the “Employee LTIP”), effective as of September 22, 2016. The amendment to the Employee LTIP provides that, in the event the awards under the Employee LTIP are paid due to a change in control, whether pursuant to the Merger Agreement or otherwise, payment will be made in cash . For a description of the treatment of equity awards held by Messrs. Bass, Devendorf and Ivin in connection with the Mergers (including awards under the Employee LTIP), see Item 1.01 above.

Item 7.01 Regulation FD Disclosure.

The press release announcing the matters described in Item 1.01 of this report is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The information in this report (including exhibits) that is being furnished pursuant to Item 7.01 hereof shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth in such filing. This report will not be deemed an admission as to the materiality of any information in the report that is provided in connection with Regulation FD.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Parent expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company that also constitutes a prospectus of Parent. Parent and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant materials filed by Parent and the Company with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Parent with the SEC will be available free of charge on Parent’s website at www.lennar.com or by contacting Lennar Investor Relations at (305) 559-4000. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at www.wcicommunities.com or by contacting WCI Investor Relations at (239) 498-8481.

The Company and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about the Company’s executive officers and directors in the Company’s definitive proxy statement filed with the SEC on March 29, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from the Company using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Parent and the Company operate and beliefs of and assumptions made by Parent management and the Company management, involve uncertainties that could significantly affect the financial results of Parent or the Company or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Parent and the Company, including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) risks associated with acquisitions, including the integration of the combined companies’ businesses, (vi) availability of financing and capital, (vii) mortgage rate changes; (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the companies’ ability to consummate the transaction on the terms described or at all and the timing of the closing of the transaction, and (x) those additional risks and factors discussed in reports filed with the SEC by Parent and the Company from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Parent nor the Company undertakes any duty to update any forward-looking statements appearing in this document.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

2.1	Agreement and Plan of Merger, dated September 22, 2016, by and among WCI Communities, Inc., Lennar Corporation, Marlin Blue LLC and Marlin Green Corp.

99.1	Press Release dated September 22, 2016 issued by WCI Communities, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WCI COMMUNITIES, INC.

/s/ Vivien N. Hastings
Vivien N. Hastings
Senior Vice President, Secretary and General Counsel

Date: September 22, 2016

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated September 22, 2016, by and among WCI Communities, Inc., Lennar Corporation, Marlin Blue LLC and Marlin Green Corp.

99.1	Press Release dated September 22, 2016 issued by WCI Communities, Inc.